October 8, 2009

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Lyn Shenk, Branch Chief/ Doug Jones

Re:          Universal Travel Group (the “Company”)
                File Number: 000-51516
                Form 10-K for the Year Ended December 31, 2008
                Form 10-Q for the Quarterly Period Ended June 30, 2009
                Form 8-K Furnished on August 13, 2009

Dear Ms. Shenk and Mr. Jones:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated September 9, 2009, addressed to Mr. Yizhao Zhang, the Company’s Chief Financial Officer, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, Form 10-Q for the Quarterly Period Ended June 30, 2009 and Form 8-K Furnished on August 13, 2009.

                The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended its Annual Report, the Form 10Q for the Quarterly Periods Ended March 31, 2009 and June 30, 2009 accordingly. Where applicable, the revised pages or sections of the Annual Report on Form 10-K/A, the Form 10-Q/A for the Quarterly Periods Ended March 31, 2009 and June 30, 2009 have been referenced.

Form 10-K for the Year Ended December 31, 2008

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Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Warrants

1.	Comment

Refer to your response to prior comment number 2.  It is not clear to us how the amendments to the warrants issued in connection with the “Securities Purchase Agreement” dated August 28, 2008 now qualify them for the scope exception under paragraph 11(a) of SFAS 133 in regard to them being indexed to your own stock, as determined in compliance with EITF 07-5.  We note that the amended terms still provide for an adjustment to the exercise price of these warrants if the company closes on the sale or issuance of common stock at a price which is less than the exercise price then in effect for these warrants, or other warrants, options, convertible debt or equity securities with an exercise price per share or a conversion price which is less than the exercise price then in effect for these warrants.  In this regard, it continues to appear to us that settlement of subject warrants under amended provisions result in the same conclusion provided in Example 8 of EITF 07-5, that is, the warrants are not considered to be indexed to your own   stock.  It continues to appear that the settlement of the warrants amount would not equal the difference between the fair value of a fixed number of your equity shares and a fixed strike price in that the settlement amount of the warrants can be affected by (a) future equity offerings undertaken at the then-current market price of the related shares or (b) the contractual terms of   other equity-linked financial instruments issued in a subsequent period.  The occurrence of a sale of common stock by the entity at market is not an input to the fair value of a fixed-for-fixed option on equity shares.  Similarly, the occurrence of a sale of an equity-linked financial  instrument is not an input to the fair value of a fixed-for-fixed option on equity shares, if the transaction was priced at market.  Further, in regard to your statement in the response that the    warrants have been amended to limit the instances in which a dilutive issuance will cause an  adjustment to the exercise price of warrants, note that paragraph 15 of EITF 07-5 specifies that an  instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity’s control. In view of the preceding, it appears that the warrants issued in connection with the “Securities Purchase Agreement” referred to above continue to not qualify for the exception in paragraph 11(a) of SFAS 133 in regard to them being indexed to your own stock, and accordingly appear to be subject to the accounting   specified by EITF 07-5.  In this regard, it appears the entries indicated in your response with respect to the adoption of EITF 07-5 are material to your financial statements and should be reflected therein for the periods ended March 31 and June 30, 2009.  Please advise.

Response:

The Company acknowledges that the amendments to the warrants issued in connection with the “Securities Purchase Agreement” dated August 28, 2008 did not qualify them for the scope exception under paragraph 11(a) of SFAS 133 in regard to them being indexed to its own stock, as determined in compliance with EITF 07-5.  In addition, the Company acknowledges that the   amended terms still provide for an adjustment to the exercise price of these warrants if the Company closes on the sale or issuance of common stock at a price which is less than the exercise price then in effect for these warrants, or other warrants, options, convertible debt or equity securities with an exercise price per share or a conversion price which is less than the exercise price then in effect for these warrants.  The Company acknowledges that the cumulative effect adjustments are deemed material to its consolidated financial statements upon the adoption of EITF 07-5.  Accordingly, the Company has amended its March 31, 2009 and June 30, 2009 consolidated financial statements. A summary of the revisions related to this comment is as follows:

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March 31, 2009 Consolidated Financial Statement

Balance Sheet:	As reported	Net Change	As restated

Derivative liability	$-	$1,447,697	$1,447,697
Additional paid in capital	16,026,116	(2,091,738)	13,934,378
Retained earnings	29,901,851	650,041	30,551,892

Statement of Income:
Gain on change in fair value of derivative liability	$-	$113,265	$113,265

Note: the fair value computation and adjustments resulting from the adoption of EITF 07-5 aswell as for each reporting period are derived from the attached Schedule A.

The Company’s revised March 31, 2009 consolidated financial statements and footnote “NOTE 14 – RESTATEMENT AND RECLASSIFICATION OF FINANCIAL STATEMENTS” details the above revision.

The Company also added a Derivative Liability footnote to its consolidated financial statements as follows:

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Derivative Liability

The Company issued warrants in connection with the “Securities Purchase Agreement” dated August 28, 2008 with certain reset exercise price provisions.  If the Company issues or sells shares of its common stock after the August 28, 2008 Securities Purchase Agreement or Financing for an amount less than the original exercise price per share, the exercise price of the warrants is reduced to equal the new issuance price of those shares.

Upon the Company’s adoption of EITF No. 07-05 on January 1, 2009, the Company determined that the warrants did not qualify for a scope exception under SFAS No. 133 as they were determined to not be indexed to the Company’s stock as prescribed by EITF No. 07-05.  On January 1, 2009, the warrants, under EITF No. 07-05, were reclassified from equity to derivative liability for the then relative fair market value of $2,091,738 and marked to market.  The value of the warrants decreased by $536,776 from the warrants issuance date to the adoption date of EITF No. 07-05, January 1, 2009.  As of January 1, 2009, the cumulative effect in adopting EITF No. 07-05 was a reduction to additional paid in capital of $2,091,738 to reclassify the warrants from equity to derivative liability and an increase in retained earnings of $536,776 as a cumulative effect of a change in accounting principle to reflect the change in the value of the warrants between their issuance date and January 1, 2009.  For the three month period ended March 31, 2009, the Company recorded a gain on change in fair value of derivative liability of $113,265 to mark to market for the decrease in fair value of the warrants for the quarter ended March 31, 2009.   Under EITF 07-05, the warrants will be carried at fair value and adjusted at each reporting period.

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The Company determined the fair value of the reset provisions at January 1, 2009 was $1,554,962 as the initial fair value at the adoption date of EITF No. 07-05.  The fair value was determined using the Black Scholes Option Pricing Model based on the following assumptions:  dividend yield: 0%; volatility: 136%, risk free rate: 1.55%, expected term: 4.66 years.

The Company determined the fair value of the reset provisions at March 31, 2009 was $1,441,697.  The fair value was determined using the Black Scholes Option Pricing Model based on the following assumptions: dividend yield: -0-%; volatility: 131%, risk free rate: 1.67%, expected term: 4.41 years.

June 30, 2009 Consolidated Financial Statement

Balance Sheet:	As reported	Net Change	As restated

Derivative liability	$-	$7,261,178	$7,261,178
Additional paid in capital	17,081,723	(2,091,738)	14,989,985
Retained earnings	32,411,381	(5,169,440)	27,241,941

Statement of Income:
Loss on change in fair value of derivative liability	$-	$(5,706,216)	$(5,706,216)

Note:	the fair value computation and adjustments resulting from the adoption of EITF 07-5 as well as for each reporting period are derived from the attached Schedule A.

The Company’s revised June 30, 2009 consolidated financial statements and footnote “NOTE 15 – RESTATEMENT AND RECLASSIFICATION OF FINANCIAL STATEMENTS” details the above revision.

The Company also added a Derivative Liability footnote to its consolidated financial Statements as follows:

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Derivative Liability

The Company issued warrants in connection with the “Securities Purchase Agreement” dated August 28, 2008 with certain reset exercise price provisions.  If the Company issues or sells shares of its common stock after the August 28, 2008 Securities Purchase Agreement or Financing for an amount less than the original exercise price per share, the exercise price of the warrants is reduced to equal the new issuance price of those shares.

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Upon the Company’s adoption of EITF No. 07-05 on January 1, 2009, the Company determined that the warrants did not qualify for a scope exception under SFAS No. 133 as they were determined to not be indexed to the Company’s stock as prescribed by EITF No. 07-05.  On January 1, 2009, the warrants, under EITF No. 07-05, were reclassified from equity to derivative liability for the then relative fair market value of $2,091,738 and marked to market.  The value of the warrants decreased by $536,776 from the warrants issuance date to the adoption date of EITF No. 07-05, January 1, 2009.  As of January 1, 2009, the cumulative effect in adopting EITF No. 07-05 was a reduction to additional paid in capital of $2,091,738 to reclassify the warrants from equity to derivative liability and an increase in retained earnings of $536,776 as a cumulative effect of a change in accounting principle to reflect the change in the value of the warrants between their issuance date and January 1, 2009.  For the three and six month periods ended June 30, 2009, the Company recorded a loss on change in fair value of derivative liability of $5,819,481 and $5,706,216, respectively, to mark to market for the increase in fair value of the warrants during the three and six-month periods ended June 30, 2009.   Under EITF 07-05, the warrants will be carried at fair value and adjusted at each reporting period.

The Company determined the fair value of the reset provisions at January 1, 2009 was $1,554,962 as the initial fair value at the adoption date of EITF No. 07-05.  The fair value was determined using the Black Scholes Option Pricing Model based on the following assumptions:  dividend yield: 0%; volatility: 136%, risk free rate: 1.55%, expected term: 4.66 years.

The Company determined the fair value of the reset provisions at June 30, 2009 was $7,261,178.  The fair value was determined using the Black Scholes Option Pricing Model based on the following assumptions: dividend yield: -0-%; volatility: 130%, risk free rate: 1.64%, expected term: 4.16 years.

2.	Comment

In connection with the comment above, we note that the warrants have been amended to include a cashless exercise provision. The cashless exercise provision represents a net settlement alternative pursuant to paragraph 6(c) of SFAS 133. As a result, it now appears that the warrants meet all three characteristics of a derivative pursuant to paragraph 6 of SFAS 133 that should be accounted for at fair value pursuant to SFAS 133, unless the scope exception in paragraph 11(a) of SFAS 133 is satisfied. A derivative may be scoped out of accounting at fair value in accordance with SFAS 133 if it meets both criteria in paragraph 11(a) of SFAS 133. In this regard, if it is determined in connection with the preceding comment that the warrants are indeed indexed to your own common stock, determination of whether the warrants may be classified within stockholders’ equity must be analyzed pursuant to EITF 00-19 and satisfy all of the requirements specified by paragraphs 12 to 32 therein. In this regard, please provide us with a thorough analysis responsive to EITF 00-19 as appropriate.

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Response:

The Company acknowledges that the amendments to the warrants issued in connection with the Securities Purchase Agreement” dated August 28, 2008 did not qualify them for the scope exception under paragraph 11(a) of SFAS 133. In addition, the Company acknowledges that the amended cashless exercise provision did not qualify the equity classification pursuant to EITF 00-19. Please see response to comment 1 above and the Company has amended its Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 as stated in our response to comment 1.

Note 2 – Summary of Significant Accounting Policies, page F-6 Revenue Recognition, page F-9

3.	Comment

Refer to your response to prior comment number 4. Please represent in your disclosure that returns and cancellations do not have a material impact on the amount of the associated revenue recognized in any accounting period presented.

Response:

The Company advises the Commission that its exposure to any returns and or cancellation do not have a material impact on the Company’s consolidated financial statements at December 31, 2008 and or any point in time. The Company is on a real time system with their providers of airline tickets. The system automatically records the appropriate commission and the amount due to or from provider upon the completion of a ticket sale and or ticket cancellation. The Company’s exposure to returns and or cancellation is limited to the tickets issued where expected date of use has not yet been reached. However, the time span between the time tickets are issued and expected date of use is generally ranging from one day to one week. Historically, the Company has experienced minimum and or immaterial returns and or cancellation at any point at time. Accordingly, no allowance has been provided for at December 31, 2008 and or at any point at time as such would have no material impact on the Company’s consolidated financial statements.

The Company has amended its Form 10K for the year ended December 31, 2008 and its Form 10Q for the periods ended March 31, 2009 and June 30, 2009 to provide the following disclosure included in the Company’s revenue recognition policy (pleases see our response to Comment 4 below), and such disclosure will also be included in all future filings.

Historically, the Company has experienced minimum and or immaterial returns and or cancellation, which amount if any would have no material impact on its consolidated financial statements. Accordingly, no allowance has been provided for in the periods presented.

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4.	Comment

Refer to your response to prior comment number 5. Please explain to us and disclose whether it is you or the respective supplier of each component of a package tour that is the primary obligor in satisfying customers. For example, explain who it is that is contacted by and responsible to the customer for refunds, cancellations or changes to any component of a package tour. Further, it appears that portions of your intended disclosures indicated to us in prior responses such as “As we are the agent for packaged tours, we do not have any control over the components for air-ticket prices, hotel accommodation, transportation and tourism attraction ticket prices” and “We also bear no risk because we maintain no inventory of air tickets, hotel rooms or attraction tickets” appear to be inconsistent with your contention that gross reporting is appropriate in your circumstances. In this regard, explain to us and disclose all of the risks you do bear in support of gross reporting of revenue for package tours. In particular, in regard to your statement noted above that you do not have any control over the components for air-ticket prices, hotel accommodation, transportation and tourism attraction ticket prices, it appears from your disclosures and prior responses that you do have latitude in setting prices paid to you by customers for these components. If in fact you do not have control of the prices charged to customers, please advise why this is not an indicator that net reporting of revenue for package tours is appropriate in your circumstances.

Response:

The Company advises the Commission that its revenue recognition accounting policy disclosed on page F-9 has been amended to as follows, and the following disclosures are consistently with our July 21, 2009 response to Comment 2 of the Commission’s letter dated June 22, 2009, with additional disclosures related to the pass through nature of pricing within our air-ticketing and hotel reservations segments, and the estimates of our sales returns and cancellations:

Revenue recognition

The Company’s revenue recognition policies are in compliance with Staff accounting bulletin (SAB) 104. Revenue is recognized at the date the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

The Company has four types of revenue stream from its four lines of businesses, namely (i) air-ticketing (Shenzhen Yuzhilu Aviation Service Co., Ltd. and Chongqing Universal Travel E-Commerce Co., Ltd.), (ii) hotel reservations (Shanghai Lanbao Travel Service Co., Ltd.), (iii) packaged tours (Foshan International Travel Service Co., Ltd., Xian Golden Net Travel Serve Services Co, Ltd. and Shenzhen Universal Travel Agency Co., Ltd.) and (iv) air cargo agency services (Shenzhen Speedy Dragon Enterprises Ltd.).

Air-ticketing services

The Company receives commissions from travel suppliers for air-ticketing services through itstransaction and service platform under various services agreements. The Company does not charge customers differently from the prices provided by travel suppliers. The Company has no discretion on the air ticket prices or the applicable commission rates as they are dictated by the travel suppliers. Commissions from air-ticketing services rendered are recognized after air tickets are issued. The Company presents revenues from such transactions on a net basis in the statements of income as the Company, generally, does not assume inventory risks and has no obligations for cancelled airline ticket reservations.

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Hotel reservation services

The Company receives commissions from travel suppliers for hotel room reservations through its transaction and service platform. The Company does not charge customers differently from the prices provided by hotel suppliers. The Company has no discretion on the hotel room prices or the applicable commission rates as they are dictated by the hotel suppliers. Commissions from hotel reservation services rendered are recognized after hotel customers have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. The Company presents revenues from such transactions on a net basis in the statements of income as the Company, generally, does not assume inventory risks and has no obligations for cancelled hotel reservations.

Packaged-tour

The Company receives fees from providing domestic and cross-boarder travel tour our services. The Company contracts with traffic service providers, accommodation providers and leisure service providers to purchase air tickets, train and coach tickets, accommodation and leisure or entertainment packages in bulk and then resell them to its customers with a mark-up. Fees generated from packaged-tour are recognized on a gross basis in the statements of income, when the tour is completed, as the Company, generally, undertakes the majority of the business risk. The Company is the primary obligor to pay the service providers upon rendering of those services. In addition, the Company acts as principal related to the packaged-tour services rendered or when tour is completed and collections are reasonably assured. Generally, the Company does not issue refund to its customers unless cancellation is due to its and or the service provider’s non-delivery of services. Historically, refunds and cancellations do not have a material impact on the Company’s consolidated financial statements in any accounting period.

Air Cargo Business

The Company receives fees from its air cargo business. The Company basically brokers air cargo spaces and resell them to local logistic companies to generate revenue. The Company has contracted with Chinese domestic airlines as its vendors to carry out its cargo services. Revenues generated from air cargo business are recognized on a gross basis in the statements of income, when service is rendered, as the Company, generally, undertakes the majority of the business risk. The Company is the primary obligor to pay the service providers upon rendering of those services. In addition, the Company acts as principal related to the air cargo services rendered and collections are reasonably assured. Customers are charged based on the class and weight of goods shipped.

Historically, the Company has experienced minimum and or immaterial returns and or cancellation from its four lines of businesses, which amount if any, would have no material impact on its consolidated financial statements. Accordingly, no allowance has been provided for in the periods presented.

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Schedule 1.1 to Response Dated July 21, 2009

5.	Comment

Refer to your response to prior comment number 8. Please disclose in your revenue recognition accounting policy note to the financial statements the contingent nature of commissions earned under the “ratchet system” and the accounting you apply.

Response:

The Company advises the Commission that there is no contingent nature of commissionsearned under the “ratchet system”. The Company further advises the Commission that the hotel reservation commission rate for current year is based on preceding year’s actual performance under the ratchet system. Hence, the commission rate may be adjusted annually either upwards or downwards when its contracts are renewed at the discretion of the hotel based on number of room nights it had sold for the preceding year. Please see the Company’s revised revenue recognition accounting policy to comment 4 above. The Company will also ensure that the non-contingency nature is consistently and clearly stated in its future filings.

6.	Comment

Refer to your response to prior comment number 9. Please ensure that your disclosure is clear in regard to the pass through nature of pricing from hotel suppliers that you charge customers with respect to hotel reservations.

Response:

The Company does not charge customers differently from the prices provided by hotel suppliers and the Company has no discretion on the hotel room prices or the applicable commission rates as they are dictated by the hotel suppliers, the Company advises the Commission that it has added the disclosures in its revenue recognition policy (with respect to the air-ticketing and hotel reservations) the pass through nature of pricing from travel or hotel suppliers that the Company charges costumers. Please see the Company’s revised revenue recognition accounting policy to comment 4 above.

Schedule 1.2 to Response Dated July 21, 2009

7.	Comment

Refer to your response to prior comment number 11. We believe that all costs directly associated with the generation of revenue should be reported as cost of revenue. Such treatment would be consistent with the reporting by others in your industry and enable your cost of revenues and gross profit to be comparable to others in the industry. Please revise all periods presented in future filings accordingly, with disclosure of the nature of the costs considered to be cost of revenue attributable to each of your respective sources of revenue. Describe for us the nature of the costs you consider to be directly associated with the generation of revenue and the revised amount of the annual cost of revenue for 2007 and 2008.

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Response:

The Company advises the Commission that in all future filings it will include all costs directly associated with the generation of revenue in its cost of services. The Company has also amended its Form 10K for the years ended December 31, 2008 and the Form 10Q for the periods ended March 31, 2009 and June 30, 2009 to reflect this classification. In addition, the Company has added a footnote disclosing its Costs of Services accounting policy which describes the nature of the costs considered to be cost of revenue attributable to each of its respective sources of revenue.  The revised costs of services appear to be consistent with the reporting by others in the same industry and the policy will be consistently applied for all future periods.  Costs of services that were reclassified from the Company’s selling, general, and administrative expenses amounted to $1,104,147 and $732,318 for the years ended December 31, 2008 and 2007, respectively. The revised amount of the annual cost of services is $52,660,138 and $30,242,330 for the years ended December 31, 2008 and 2007, respectively. The accounting policy for Costs of Services is as follows:

Cost of Services:

Costs of services for air tickets cover mainly business and revenue related taxes.  Costs of services for hotel reservations cover mainly business and revenue related taxes, as well as commissions paid to the sales agents for selling hotel rooms in the Company’s system.  Costs of services for the cargo agency business mainly include the costs of warehousing and delivery charges.  Costs of services for packaged tours include meals, transportation (airline tickets, train tickets and car rental), lodging, airport transfers, tickets to local attractions and tours.

Other direct costs such as systems and related technologies used by each segment operations, and costs associated with payment processing are also included in the Company’s Costs of Services. In addition, the Company allocates costs of labor and facilities, depreciation, communications, and utility expenses incurred by each segment between costs of services and general administrative expenses.  The percentage, ranging from 50% to 80%, allocated to costs of sales is based on management estimate, and the percentage allocated is estimated to be directly associated with the generation of revenues.

Consolidated costs such as stock-based compensation and corporate professional fees are not allocated to any segment. These costs are reported as general operating expenses in the Company’s Statements of Operations. For the years ended December 31, 2008 and 2007, such expenses amounted to $464,917 and $945,903, respectively.

Please see below a summary of accounts that were previously reported as selling, general and administrative expenses that have been allocated and reclassified to costs of services for the years ended December 31, 2008 and 2007.

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Account	December 31, 2008	December 31, 2007
Staff salaries	$348,435	$285,133
Rent	150,942	97,527
Depreciation	40,249	51,777
Utilities	18,457	18,708
Telecommunication	36,580	44,493
Website maintenance and amortization	60,500	50,209
Business taxes	448,973	184,471
Others	11	-
Total	$1,104,147	$732,318

The Company also advises the Commission that in future filings, it will expand the disclosures of its Cost of Services policy to detail the estimates and factors behind the allocation percentage of costs of labor and facilities, communications, and utility expenses.

Schedule 16 to Response Dated August 25, 2009

8.	Comment

Refer to your response to prior comment number 17.  We note several references in your intendedrevised disclosure that attributes variances in gross profit margins to differing revenue recognitionmethods under U.S. GAAP.  We cannot concur that such is the basis for the variances in gross profit margins.  We believe that variances in profit margins should be discussed in terms of the nature of the revenue source and associated cost of services, and the circumstances affecting the level of costs incurred and your ability to recover such costs by the associated revenue.  Please revise your disclosure accordingly.

Response:

The Company advises the Commission that it has revised the Management’s Discussion and Analysis Results of Operations included its Form 10K/A for the year ended December 31, 2008 and its Form 10Q/A for the periods ended March 31, 2009 and June 30, 2009 to disclose its analysis of the changes in gross profit and gross profit margin for each of the segments for all periods presented, including the relative impact of each segment to the Company’s consolidated results as well as the factors affecting the results of each segment.  The Company has also added a tabular presentation outlining the segment effect in gross margin. Below is the Company’s disclosure for the twelve months ended December 31, 2008 as compared to the twelve months ended December 31, 2007, the same method of analysis and tabular presentation has been applied throughout the Company’s Form 10K/A for the year ended December 31, 2008 and its Form 10Q/A for the periods ended March 31, 2009 and June 30, 2009, and will also be applied in all future filings.

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Twelve months ended December 31, 2008 as compared to the twelve months ended December 31, 2007:

For the fiscal year ended December 31, 2008:
Revenue Segment Analysis:	(YZL) Air-ticket	Percentage of sector (%)	(SSD) Cargo	Percentage of Sector (%)	(SLB) Hotel	Percentage of sector (%)	(XGN & FOI) Tours	Percentage of sector (%)	Total
Revenue	12,333,527	16.07%	10,937,573	14.25%	8,340,519	10.87%	45,147,792	58.82%	76,759,411
Cost of Services	1,166,155	2.21%	9,347,312	17.75%	3,209,777	6.10%	38,936,894	73.94%	52,660,138
Gross Profit	11,167,372	46.34%	1,590,261	6.60%	5,130,742	21.29%	6,210,898	25.77%	24,099,273
Gross Margin	90.54%	-	14.54%	-	61.52%	-	13.76%	-	31.40%
Segment effect in Gross Margin (*)	14.55%	-	2.07%	-	6.69%	-	8.09%	-	31.40%

For the fiscal year ended December 31, 2007:
Revenue Segment Analysis:	(YZL) Air-ticket	Percentage of sector (%)	(YZL) Cargo	(SSD) Cargo	Percentage of Sector (%)	(SLB) Hotel	Percentage of sector (%)	(XGN & FOI) Tours	Percentage of sector (%)	Total
Revenue	7,811,823	17.64%	8,948,216	11,739,272	46.70%	2,383,129	5.38%	13,412,412	30.28%	44,294,853
Cost of Services	935,601	3.09%	7,121,473	9,631,553	55.39%	1,005,578	3.33%	11,548,125	38.19%	30,242,330
Gross Profit	6,876,222	48.93%	1,826,743	2,107,719	28.00%	1,377,551	9.80%	1,864,286	13.27%	14,052,523
Gross Margin	88.02%	-	19.02%		-	57.43%	-	13.90%	-	31.72%
Segment effect in Gross Margin (*)	15.53%	-	8.88%		-	3.10%	-	4.21%	-	31.72%

(*) "Segment effect in Gross Margin" was calculated by multiplying "the percentage of the    segment revenue over the total revenue" with "gross margin of the related sector". This outlines how each segment contributes to the total gross margin.

Gross Profit

Gross profit for the year ended December 31, 2008 was $24,099,273 compared to$14,052,523 for the year ended December 31, 2007, an increase of approximately 71.5%.The increase in gross profit partially reflects the Company’s success in implementing its online strategy, an increase in packaged tour services as a percentage of overall revenue and to a lesser degree, the rollout of our TRIPEASY Kiosks, which have relatively lower variable costs associated with it.

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Gross profit in air-ticketing was $11,167,372 for the year ended December 31, 2008 compared to $6,876,222 for the same period last year, an increase of approximately 62.4%.  Gross profit margin in this segment for the year ended December 31, 2008 was 90.5% compared to 88.0% for the same period 2007.  As the cost of service is at a similar percentage of the revenue for the comparable period, the gross profit increase is in tandem with the increase in our air-ticketing business operated by YZL.

Gross profit in air cargo agency was $1,590,261 for the year ended December 31, 2008 compared to $3,934,462 for the same period last year, a decrease of approximately 59.6%.  Gross profit margin in this segment for the year ended December 31, 2008 was 14.5% compared to 19.0% for the same period 2007, a decrease of approximately 4.5%. The gross profit margin decrease was mainly due to weakened air cargo demand as a result of financial crisis and the associated weakened pricing power to our customers, while our fixed overheads remained high. These factors together resulted in the decrease in the gross profit of this segment.

Gross profit in hotel reservations was $5,130,742 for the year ended December 31, 2008 compared to $1,377,551 for the same period last year, an increase of approximately 272.5%. Gross profit margin in this segment for the year ended December 31, 2008 was 61.5% compared to 57.4% for the same period 2007, an increase of approximately 4.1%. The gross profit margin increase was mainly due to the increase in commission revenue as a result of increased reservation volume while our associated cost of services is increased at a lesser extent. These factors together resulted in the significant increase in the gross profit of SLB.

Gross profit in packaged travel was $6,210,898 for the year ended December 31, 2008 compared to $1,864,286 for the same period 2007, an increase of approximately 233.2%. Gross profit margin in this segment for the year ended December 31, 2008 was 13.8% compared to 13.9% for the same period 2007. As the cost of service is at a similar percentage to the revenue for the comparable period last year, the gross profit increase is in tandem with the increase in our packaged travel businesses operated by XGN and FOI.

Our air-ticketing and hotel reservation have much higher gross margin than our cargo agency and packaged tour business primarily as our revenue from air-ticketing and hotel reservation are the commission we generated and our costs of service are mainly business taxes, systems and related technologies used in operations, costs associated with payment processing, and allocation of costs of labor and facilities, communications, and utility expenses, which all together are not substantial; while costs of services for the cargo agency business include the costs of warehousing and delivery charges, and costs of services for packaged tours include meals, transportation (airline tickets, train tickets and car rental), lodging, airport transfers, tickets to local attractions and tours, that all together are much substantial variable and fixed overheads.

Consolidated gross margin for the year ended December 31, 2008 came in at 31.4%, a 0.3% decrease from the 31.7% the Company posted in the same period last year. As outlined in the above tables, gross profit for air-ticketing reduced the total gross margin by 1.0%, gross profit for air cargo agency reduced the total gross margin by 6.8%, gross profit for hotel reservations improved the total gross margin by 3.6%, gross profit for packaged travel improved the total gross margin by 3.9%, which in total, reduced the total gross profit by 0.3%.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Schedule 3 to Response Dated July 21, 2009

9.	Comment

Refer to your response to prior comment number 18.  Please explain to us and disclose the basisfor the inconsistent classification between your segments of business taxes as cost of services andSG&A expenses.  Further, refer to comment number 7 above in regard to the classification of costs directly associated revenue.

Response:

The Company advises the Commission in all future filings it will include all costs directly associated with the generation of revenue in its cost of services. The Company has also amended its Form 10K for the year ended December 31, 2008 and the Form 10Q for the periods ended March 31, 2009 and June 30, 2009 to reflect this classification. This includes all business and revenue related taxes of the hotel reservations segment being classified as Costs of Services rather than selling, general, and administration expenses. As described in our response to comment 7 above, the Company also has added a footnote disclosing its Costs of Services accounting policy which describes the nature of the costs considered to be cost of revenue attributable to each of its respective sources of revenue. Amount of costs of services that were reclassified from the Company’s selling, general, and administrative expenses for the years ended December 31, 2008 and 2007, and the detail of the accounts that were reclassified are as described in our response to comment 7 above.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Consolidated Statements of Income, page 7

10.	Comment

Please explain to us and disclose the circumstances (for example, the reason for the dividend,your relationship with/ownership interest in the discontinued operation entitling you to thedividend, when the dividend was declared) associated with the “Dividend from discontinued operations” of $2,260,981 and why it is appropriate to present as income.

Response:

The Company acknowledges that the declaration of dividend was part of the disposition ofShenzhen Speedy Dragon Enterprises Ltd. and accordingly should have been accounted for aspart of the loss on disposition of discontinued operations determination.  The Company hasamended its June 30, 2009 consolidated financial statements to reflect the $2,260,981 as part of the loss on disposition of discontinued operations in the statements of income.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Consolidated Statements of Cash Flows, page 9

11.	Comment

We note you presented the dividends receivable associated with discontinued operations of$2,260,981 in 2009 as an investing outflow.  Because the dividend was receivable at June 30,2009, it appears the associated cash flow had not yet occurred at June 30, 2009 and, therefore, that this amount should have been presented as an adjustment to reconcile net income to net cash provided by operating activities.  Please revise or advise.

Response:

The Company acknowledges that the dividend receivable associated with discontinued operationsof $2,260,981 as an investing cash outflow should have been presented as an adjustment toreconcile net income to the net cash provided by operating activities as part of the loss on disposition of discontinued operations.  The Company has amended its June 30, 2009 consolidated statements of cash flows to reflect the correct presentation.

Management’s Discussion and Analysis Results of Operations, page 30

12.	Comment

Please analyze material changes in gross profit margins for the respective segments for all periodspresented so that investors may understand the relative impact of each segment to yourconsolidated results as well as have a fuller understanding of factors affecting the results of each segment.  For example, it appears that the gross profit margin increased materially for hotel reservations for the three and six months ended and for package tours for the six months ended without explanation.

Response:

As described in our response to comment 8 above, the Company advises the Commission that it has revised the Management’s Discussion and Analysis Results of Operations included in its Form 10Q/A for the periods ended March 31, 2009 and June 30, 2009 to disclose its analysis of the changes in gross profit margins for the respective segments for all periods presented, including the relative impact of each segment to the Company’s consolidated results as well as the factors affecting the results of each segment.  The Company has also added a tabular presentation outlining the segment effect in gross margin, as illustrated in its response to Comment 8. The same method of analysis and tabular presentation has been applied throughout the Company’s Form 10K/A for the year ended December 31, 2008 and its Form 10Q/A for the periods ended March 31, 2009 and June 30, 2009, and will also be applied in all future filings.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Form 8-K Furnished August 13, 2009

Exhibit 99.1

13.	Comment

We note you present non-GAAP financial measures exclusive of stock based compensation.Please explain to us and disclose how these non-GAAP measures provide investors with, as youstate, a better understanding of how the results relate to your performance and why investors should disregard a material form of your compensation and component of your results in assessing your performance.  Please note that it is permissible and may well be necessary to identify, discuss, and analyze items that materially impact results.  Depending on the nature and materiality of the item, it will likely be necessary to discuss the nature of such items, their significance to an investor in evaluating the company’s results of operations and whether they relate to material known trends, events or uncertainties that must be disclosed.  In the alternative, discontinue disclosing such non-GAAP measures.

Response:

The Company acknowledges the Commission that the non-GAAP financial measures exclusive of stock based compensation presented in the Company’s Form 8K filed on August 13, 2009 can be potentially misleading. The Company’s intend was to present the stock based compensation as a non-cash expense. The Company advises the Commission that it will discontinue disclosing stock based compensation as a non-GAAP measure in its future filings, or if the Company does identify other material non-GAAP items, the nature of such items, their significance to an investor in evaluating the company’s results of operations and whether they relate to material known trends, events or uncertainties will be disclosed.

On behalf of the Company, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan
Benjamin A. Tan, Esq.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Schedule A: Calculation and adjustments related to Comment #1.

Warrant Maturity Date: 8/28/2013

	8/28/2008	1/1/2009	3/31/2009	6/30/2009
Stock price as of valuation date	4.05	2.64	2.6	11.19
Strike price of options	8.13	8.13	8.13	8.13
Days to maturity	1,826	1,700	1,611	1,520
Risk free rate	3.09%	1.55%	1.67%	1.64%
Volatility	136%	136%	131%	130%

Call value	3.3746	2.0332	1.8851	9.4944
Number of warrants	764,785	764,785	764,785	764,785
Fair Value	$2,580,845	$1,554,962	$1,441,697	$7,261,178

Allocation of proceeds:	FMV per share	No. of Shares	Fair Value
Stock	4.05	1,529,569	$6,194,756	71%	$5,020,762
Warrants			$2,580,845	29%	$2,091,738
			$8,775,600		$7,112,500
Proceeds received					$7,112,500

Journal entries
at 8/28/2008:
APIC- issuance costs	$2,091,738
APIC-warrants		$2,091,738

at 1/1/2009:
Dr. APIC-warrants	$2,091,738
Cr. Retained earnings		$536,776
Cr. Derivative liability		$1,554,962

at 3/31/2009:
Dr. Derivative liability	$113,265
Cr. Gain on change in fair value of derivative liability		$113,265

at 6/30/2008:
Cr. Loss on change in fair value of derivative liability	$5,819,481
Cr. Derivative liability		$5,819,481

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com